UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549



                                    FORM 11-K



             FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS

               AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE

                         SECURITIES EXCHANGE ACT OF 1934


(Mark One)

(X) ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
    SECURITIES EXCHANGE ACT OF 1934

                   For the Fiscal Year Ended December 31, 2002

                                       OR

(  ) TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
     SECURITIES EXCHANGE ACT OF 1934



                          Commission File Number 1-123



       A.  Full Title of Plan:
            Brown-Forman Corporation Savings Plan
            for Collectively Bargained Employees

       B. Name of Issuer of the Securities held Pursuant to the Plan and the Address of its Principal Executive Office:

                            Brown-Forman Corporation

                                850 Dixie Highway

                           Louisville, Kentucky 40210

                                     INDEX
                                                                    Pages

Report of Independent Accountants                                     2

Financial Statements:

 Statement of Net Assets Available for Benefits,
    December 31, 2002 and 2001                                        3

 Statement of Changes in Net Assets Available for Benefits
    for the years ended December 31, 2002 and 2001                    4

Notes to Financial Statements                                        5-9

Supplemental Schedules:

 Schedule of Assets (Held at End of Year), December 31, 2002         10

 Schedule of Reportable Transactions for the year ended
    December 31, 2002                                                11

Signatures                                                           12

Consent of Independent Accountants                                   13

                        Report of Independent Accountants


To the Employee Benefits Committee
Brown-Forman Corporation

Brown-Forman Corporation Savings Plan
    for Collectively Bargained Employees

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Brown-Forman Corporation Savings Plan for Collectively Bargained Employees (the Plan) at December 31, 2002 and 2001, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets (held at end of year) and of reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP
    April 25, 2003

   Brown-Forman Corporation Savings Plan for Collectively Bargained Employees
                 Statements of Net Assets Available for Benefits
                           December 31, 2002 and 2001

                                                          2002                                            2001
                                      ----------------------------------------------  ---------------------------------------------
                                      Participant    Nonparticipant                   Participant    Nonparticipant
                                       Directed         Directed          Total        Directed         Directed           Total
                                      -----------    --------------    -----------    -----------    --------------     -----------
Investments, at fair value:
   Mutual funds                       $ 2,971,453             --       $ 2,971,453    $ 3,201,705             --        $ 3,201,705
   Investment contract and
    money market portfolios               438,825             --           438,825        367,700             --            367,700
   Brown-Forman Corporation
    Class B common stock                   83,929             --            83,929         24,471             --             24,471
                                      -----------    --------------    -----------    -----------    --------------     -----------
                                        3,494,207             --         3,494,207      3,593,876             --          3,593,876
Employers' contributions receivable        50,965             --            50,965         50,769             --             50,769
Employees' contributions receivable        51,311             --            51,311         48,288             --             48,288
                                      -----------    --------------    -----------    -----------    --------------     -----------
Net assets available for benefits     $ 3,596,483             --       $ 3,596,483    $ 3,692,933             --        $ 3,692,933
                                      ===========    ==============    ===========    ===========    ==============     ===========

The accompanying notes are an integral part of the financial statements.

   Brown-Forman Corporation Savings Plan for Collectively Bargained Employees
           Statement of Changes in Net Assets Available for Benefits
                 For the Years Ended December 31, 2002 and 2001

                                                          2002                                            2001
                                      ----------------------------------------------  ---------------------------------------------
                                      Participant    Nonparticipant                   Participant    Nonparticipant
                                       Directed         Directed          Total        Directed         Directed           Total
                                      -----------    --------------    -----------    -----------    --------------     -----------
Additions:
   Contributions:
      Employer                        $   208,130             --       $   208,130    $   196,654             --        $   196,654
      Employee                            647,984             --           647,984        705,162             --            705,162
                                      -----------    --------------    -----------    -----------     -------------     -----------
                                          856,114             --           856,114        901,816             --            901,816

   Interest income                         14,200             --            14,200         15,551             --             15,551
   Dividend income                         34,712             --            34,712         25,412             --             25,412
                                      -----------    --------------    -----------    -----------    --------------     -----------
      Total additions                     905,026             --           905,026        942,779             --            942,779
                                      -----------    --------------    -----------    -----------    --------------     -----------

Deductions:
   Withdrawals by participants            224,523             --           224,523        261,069             --            261,069
   Net depreciation in fair value         776,781             --           776,781        436,438             --            436,438
   Net transfers to other plans               172             --               172          9,359             --              9,359
                                      -----------    --------------    -----------    -----------    --------------     -----------
      Total deductions                  1,001,476             --         1,001,476        706,866             --            706,866

Net (decrease) increase                   (96,450)            --           (96,450)       235,913             --            235,913

Net assets available for benefits:
   Beginning of year                    3,692,933             --         3,692,933      3,457,020             --          3,457,020
                                      -----------    --------------    -----------    -----------    --------------     -----------

   End of year                        $ 3,596,483             --       $ 3,596,483    $ 3,692,933             --        $ 3,692,933
                                      ===========    ==============    ===========    ===========    ==============     ===========

The accompanying notes are an integral part of the financial statements.

   Brown-Forman Corporation Savings Plan for Collectively Bargained Employees
                         Notes to Financial Statements

 1.    Description of Plan:

       The sponsor of the Brown-Forman Corporation Savings Plan for Collectively Bargained Employees (the Plan), Brown-Forman Corporation (the Company), is a diversified producer and marketer of fine quality consumer products in domestic and international markets. The Sponsor's operations include the production, importing, and marketing of wines and distilled spirits and the manufacture and sale of luggage and, through the Lenox, Incorporated division, the manufacture and sale of china, crystal and silver.

       The following brief description of the Plan is provided for general information purposes only. Participants should refer to the plan agreement for more complete information.

       a. General: The Plan is a defined contribution plan covering substantially all union hourly employees of the Company at the Louisville Production Operations and/or Early Times Distillery and/or Bluegrass Cooperage Company. An employee becomes eligible to participate in the Plan after the completion of twelve consecutive months of employment, provided the employee works a minimum of 1,000 hours within the twelve-month period. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

       b. Contributions: Certain employees at the Louisville Production Operations and/or Early Times Distillery may contribute to the Plan an amount of not less than $10 nor more than $150 of their weekly compensation. Those employees who are members of Local Union 89 at the Louisville Production Operations and Early Times Distillery may contribute to the Plan an amount of not less than $10 nor more than $150 of their weekly compensation (nor more than $230 effective
          August 3, 2003). Employees at the Bluegrass Cooperage Company may contribute to the Plan an amount of not less than 2% nor more than 15% of their annual compensation. Employee contributions are not to exceed the Section 402(g) (of the Internal Revenue Code of 1986) limitation for the 2002 calendar year, currently $11,000. New employees may transfer assets from their former employers' qualified plans to the Plan, but cannot make any further contributions to the Plan until they meet the eligibility requirements to participate in the Plan.

          For certain employees at the Louisville Production Operations and/or Early Times Distillery, the Company shall contribute quarterly an amount equal to 50% of the participant's elective deferral for deferral amounts up to an average of $40 per week for each week of said quarter ($50 per week effective December 1, 2003). For employees who are members of Local Union 89 at the Louisville Production Operations and Early Times Distillery, the Company shall contribute quarterly an amount equal to 50% of the participant's elective deferral for deferral amounts up to an average of $40 per week for each week of said quarter ($50 per week effective November 1, 2003).

          For employees at the Bluegrass Cooperage Company, the Company's matching contribution is equal to 25% of the participant's elective deferral for the first 3% of the participant's annual compensation. Effective October 1, 2001, the Company's matching contribution is equal to 50% of the participant's elective deferral for the first 3% of the participant's annual compensation.

          Each participant's account is credited with the participant's contribution on a monthly basis and an allocation of (i) the Company's contribution on a quarterly basis, and (ii) plan earnings on a daily basis. Allocations are based on the participants' contributions and compensation as defined in the Plan. The total annual contributions, as defined by the Plan, credited to a participant's account in a plan year may not exceed the lesser of (i) $30,000, or (ii) 25% of the participant's compensation in the plan year. Effective January 1, 2002, the total annual contributions, as defined by the Plan, credited to a participant's account in a plan year may not exceed the lesser of
          (i) $40,000, or (ii) 100% of the participant's compensation in the plan year. Additional maximum limits exist if the employee participates in a qualified defined benefit plan maintained by the Company. Forfeited balances of terminated participants' nonvested accounts are used first to reinstate previously forfeited account balances of re-employed participants, if any, and the remaining amounts are used to reduce future company contributions. The forfeited balances totaled $374 and $95 for 2002 and 2001, respectively.

          Participants can allocate contributions among various investment options in 1% increments. The Plan currently offers ten mutual funds, one investment contract portfolio, and the Brown-Forman Corporation Class B common stock fund as investment options to participants.

       c. Vesting: Participants are immediately vested in their employee contributions plus actual earnings thereon. Vesting in the Company's contribution is 25% per year of continuous service with the Company. Participants will become 100% vested in their company contributions account in case of death, normal retirement, or total and permanent disability.

       d. Withdrawals: Upon termination of service, a participant can elect to transfer his vested interest in the Plan to the qualified plan of his new employer, roll over his funds into an Individual Retirement Account, or receive his vested interest in the Plan in a lump-sum amount or in the form of installment payments over a period of time not to exceed his life expectancy. If the vested account balance is less than $5,000, a lump-sum distribution will be made. In the event of death, the participant's beneficiary will receive the vested interest in a lump-sum payment. Upon approval of the Company, some participants may also withdraw vested interest in the case of financial hardship under guidelines promulgated by the Internal Revenue Service. Effective October 1, 2001, the Bluegrass participants' contributions shall be suspended for twelve months after the receipt of a hardship distribution. Effective January 1, 2002, the suspension period shall be six months.

          The distribution to a terminated participant is based on the market value of his vested interest in the Plan on the valuation date available immediately preceding the date of the benefit payment.


 2.    Summary of Significant Accounting Policies:

       a. Basis of Accounting: The financial statements of the Plan are prepared under the accrual method of accounting. Withdrawals by participants are recorded when paid. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

       b. Valuation of Investments: Investment contract and money market portfolios are valued at cost which approximates fair value. Mutual funds are valued at their net asset value per share as quoted by the National Association of Securities Dealers. The Brown-Forman Corporation Stock Fund is comprised of Brown-Forman Corporation Class B shares, which are valued at the quoted closing market price.

          The Plan presents in the accompanying statements of changes in net assets available for benefits the net appreciation or depreciation in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation or depreciation on those investments.

       c. Management Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of additions to and deductions from net assets during the reporting periods. Actual results could differ from those estimates.

 3.    Investments:

       The Plan's investments are held by a custodian trust company. The following table presents the fair value of investments. Investments that represent 5% or more of the Plan's net assets are separately identified.

                                                                    December 31
                                           --------------------------------------------------------------
                                                       2002                              2001
                                           ----------------------------      ----------------------------
                                             Number of                         Number of
                                           Shares, Units                     Shares, Units
                                           or Principal                      or Principal
                                              Amount         Fair Value         Amount         Fair Value
                                           -------------     ----------      -------------     ----------

          Janus Worldwide Fund                    7,746     $   248,880             6,551     $   287,208
          Fidelity Magellan Fund                 20,372       1,608,538            17,704       1,845,118
          Fidelity Equity-Income Fund            10,754         426,598             9,079         442,790
          Fidelity Growth Company Fund            4,288         151,866             3,627         193,053
          Fidelity Asset Manager                 19,845         273,863            16,628         257,734
          Fidelity Retirement
           Money Market Portfolio               194,641         194,641           161,998         161,998
          Managed Income Portfolio              244,184         244,184           205,702         205,702
          Brown-Forman Corporation Class B
           Common Stock Fund                      7,786          83,929             2,362          24,471
          Other investments                      18,739         261,708             8,593         175,802
                                                             ----------                        ----------
                                                            $ 3,494,207                       $ 3,593,876
                                                             ==========                        ==========


       During 2002 and 2001, the Plan's investments, including investments bought, sold, and held during the year, appreciated (depreciated) in value as follows:

                                            2002                2001
                                         ----------          ----------
       Mutual funds                     $  (777,151)        $  (435,373)
       Brown-Forman Corporation
        Class B common stock                    370              (1,065)
                                         ----------          ----------
                                        $  (776,781)        $  (436,438)
                                         ==========          ==========


4.    Tax Status:

       The Internal Revenue Service has determined, and informed the Company by a letter dated April 16, 2003, that the Plan and related trust are designed in accordance with the applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the Company believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

 5.    Plan Termination:

       Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100% vested in their accounts.


 6.    Related Party Transactions:

       Certain administrative costs incurred by the Plan are paid by the Company.

   Brown-Forman Corporation Savings Plan for Collectively Bargained Employees
                            Plan #016 EIN #61-0143150
                             Schedule H, Line 4i --
                    Schedule of Assets (Held at End of Year)
                                December 31, 2002


                                  Description of Investment Including
Identity of Issue, Borrower,       Maturity Date, Rate of Interest,           Current
  Lessor or Similar Party          Collateral, Par or Maturity Value           Value
----------------------------      -----------------------------------       -----------

PBHG Growth Fund                Mutual fund, variable rate and maturity     $    49,470
Janus Enterprise Fund           Mutual fund, variable rate and maturity          65,241
Janus Worldwide Fund            Mutual fund, variable rate and maturity         248,880
PIMCO Total Return Fund         Mutual fund, variable rate and maturity         124,779
Fidelity Magellan Fund*         Mutual fund, variable rate and maturity       1,608,538
Fidelity Equity-Income Fund*    Mutual fund, variable rate and maturity         426,598
Fidelity Growth Company Fund*   Mutual fund, variable rate and maturity         151,866
Fidelity Asset Manager*         Mutual fund, variable rate and maturity         273,863
Fidelity Retirement Money       Money market portfolio, variable rate
 Market Portfolio*               and maturity                                   194,641
Managed Income Portfolio*       Investment contract portfolio, variable
                                 rate and maturity                              244,184
Spartan U.S. Equity
 Index Fund*                    Mutual fund, variable rate and maturity          22,218
Brown-Forman Corporation*       Class B common stock fund                        83,929
                                                                            -----------
                                                                            $ 3,494,207
                                                                            ===========

*Party-in-interest to the Plan


   Brown-Forman Corporation Savings Plan for Collectively Bargained Employees
                            Plan #016 EIN #61-0143150
                             Schedule H, Line 4j --
                       Schedule of Reportable Transactions
                      For the Year Ended December 31, 2002

                                                                                  Expense                  Current Value
                                                  Purchase  Selling   Lease    Incurred with   Cost of      of Asset on     Net Gain
Identity of Party Involved  Description of Asset   Price     Price    Rental    Transaction     Asset    Transaction Date    (Loss)
--------------------------  --------------------  --------  -------   ------   -------------   -------   ----------------   --------

No reportable transactions.


                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the Brown-Forman Corporation Savings Plan for Collectively Bargained Employees has duly caused this report to be signed on behalf of the Plan Administrator by the undersigned thereunto duly authorized.


BROWN-FORMAN CORPORATION SAVINGS PLAN
 FOR COLLECTIVELY BARGAINED EMPLOYEES

BY:



/s/ Milton B. Gillis
Milton B. Gillis
Member, Employee Benefits Committee
(Plan Administrator)

Vice President and Director of
Compensation and Employee Benefits

Brown-Forman Corporation


June 24, 2003

                       Consent of Independent Accountants

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-74567) of Brown-Forman Corporation of our report dated April 25, 2003 relating to the financial statements and supplemental schedules of the Brown-Forman Corporation Savings Plan for Collectively Bargained Employees as of and for the years ended December 31, 2002 and 2001 which appear in this Form 11-K.






/s/ PricewaterhouseCoopers LLP
PricewaterhouseCoopers LLP
Louisville, Kentucky
June 24, 2003
                                       13

                                                                   EXHIBIT 99


                    CERTIFICATE OF PERIODIC FINANCIAL REPORT


I, Milton B. Gillis, Vice President and Director of Compensation and Employee Benefits of Brown-Forman Corporation, on behalf of the Brown-Forman Corporation Employee Benefits Committee which functions as the chief executive officer and chief financial officer of the Brown-Forman Corporation Savings Plan for Collectively Bargained Employees (the "Plan") certify, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1) the Annual Report on Form 11-K for the Plan for the fiscal year ended December 31, 2002 (the "Periodic Report") which this statement accompanies fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d)) and

(2) information contained in the Periodic Report fairly presents, in all material respects, the financial condition and results of operations of the Plan.

This certificate is being furnished solely for purposes of Section 906 and is not being filed as part of the Periodic Report.



Dated: June 26, 2003



                                           /s/ Milton B. Gillis
                                           Milton B. Gillis
                                           Member, Employee Benefits Committee

                                           Vice President and Director of
                                           Compensation and Employee Benefits

                                           Brown-Forman Corporation